UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:

June 30, 2021

TRIANGLE CANNA CORP.

(Exact name of issuer as specified in its charter)

Nevada	86-1362690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8430 Rovana Circle Ste 100

Sacramento, CA 95828

(Full mailing address of principal executive offices)

(916) 813-5575

(Issuer’s telephone number, including area code)

ITEM 1

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our, or “the Company” refer to Triangle Canna Corp. Nevada corporation.

Forward Looking Statements

The following discussion contains management’s discussion and analysis of the Company’s financial condition and plan of operation and should be read together with the unaudited financial statements and the notes thereto included herein. This discussion contains forward-looking statements that reflect the Company’s plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of our Form 1-A, available for review here and incorporated by reference: https://www.sec.gov/Archives/edgar/data/1853537/000182912621007363/trianglecan_1a5.htm#a_003. Actual results may differ materially from those contained in any forward-looking statements. These statements are based on information available to the Company as of the date hereof and while it believes that such information provides a reasonable basis for these statements, that information may be limited or incomplete. The Company’s statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements. You should not rely upon forward-looking statements or forward-looking information as predictions of future events. Furthermore, such forward-looking statements or forward-looking information speak only as of the date hereof. Except as required by law, the Company undertakes no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Management’s Discussion & Analysis (this “MD&A”) has been prepared by management and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company together with the related notes thereto for the six-month periods ended June 30, 2021, as well as our audited consolidated financial statement and accompanying MD&A for the year ended December 31, 2020 included in our Form 1-A relating to our ongoing offering under regulation A (the “Regulation A Offering”). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” OR “US$”), unless otherwise indicated. This MD&A reports our activities through June 30th, 2021 unless otherwise indicated.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial statements of the Company together with the related notes thereto for the six months ended June 30, 2021 in accordance with GAAP, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Overview

We intend to rapidly become a high-quality cultivator and wholesaler of cannabis, beginning with the establishment of a 63-acre outdoor cultivation site located in at the Bar X Farm in Middletown, Lake County, California, which we believe will be one of the largest licensed outdoor cultivations in California, which is one of the largest cannabis markets in the world. The Company intends to use the latest agronomic technology and sustainable techniques by leveraging its highly experienced management team and strategic relationships with experienced suppliers, including its principal shareholders, to grow, and ultimately sell, high-quality raw cannabis. The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational track-record with respect to all facets of the Company’s operations.

1

Plan of Operations

The Company has obtained 275 California state provisional small cultivation licenses, subject to paying all related application fees. The Company does not anticipate any substantive impediments to receiving these remaining California state provisional small cultivation licenses other than obtaining the funding necessary to pay for them prior to the expiration of their availability. These provisional licenses, which have a term of 12 months, would be sufficient to cultivate the Company’s proposed 62 acre canopy at the Bar X Farm. The owner/lessor of the Bar X Farm has applied for and expects to receive an early activation permit for cannabis cultivation (the “Early Activation Permit”) from the Lake County authorities, upon receipt of which the Company would be permitted to commence commercial cannabis operations at the Bar X Farm in compliance with applicable state and local law. The Company is unable to predict when the Early Activation Permit will be granted. Based on expected timing for anticipated infrastructure improvements in connection therewith, the Company believes that the Early Activation Permit will be received prior to year-end 2021; however, no assurance can be given when or whether the Early Activation Permit will be received. In light of delays in financing and licensing, and resulting delays in infrastructure development and supply procurement, the Company will not commence cultivation operations prior to the 2022 growing season.

The Company intends to cultivate on up to approximately 62 acres of outdoor canopy starting in spring 2022 or as soon thereafter as possible. Based on an expected 63-81-day growing cycle for outdoor crops, which is based on management’s historical experience, the Company expects yields of the 2022 harvest to exceed 100,000 dried, cured pounds.

Upon the conclusion of the 2022 fall harvest, the Company intends to begin construction on up to approximately 17 acres of greenhouses to operate in the 2023 calendar year. Based on management’s historical experience, the Company expects the greenhouses to have the capacity to harvest up to 64,000 pounds of finished flower annually on a perpetual basis; however, the Company has not fully determined its proposed greenhouse design and construction, and no assurance can be given that the proposed greenhouses will be built or become operational. If the Company does not execute on its plan to build greenhouses in 2023, it expects to continue to cultivate on up to approximately 62 acres of outdoor canopy. If the Company executes on its plan to build 17 acres of greenhouses, the expected total canopy of the Bar X Farm would be approximately 60 acres. Starting in 2023, the Company expects to cultivate one full grow outdoor cycle and two to three greenhouse light-deprivation cycles per calendar year. Based on an expected 63-81-day growing cycle for outdoor crops and an expected 57-63-day growing cycle for greenhouse light-deprivation crops, which in each case is based on management’s historical experience, the Company expects yields of the 2023 harvests to exceed 100,000 dried, cured pounds.

Bar X intends to plant clones based on strains obtained pursuant to the License and Supply Agreement with Humboldt Standard, which the Company believes is highly experienced in cannabis cultivation operations. These clones are commercially available strains and are not proprietary. Pursuant to such agreement, Humboldt Standard also licenses to Bar X certain trade secrets and other operational intellectual property which we believe will facilitate efficient and productive operations. This may include utilization of organic compost tea nutrients and soil optimization practices, as well as light exposure techniques, which the Company believes can enhance yields and lower costs, particularly once adapted by the Company’s experienced management team to the particular environment of the Bar X Farm.

Green Matter and a subsidiary of Halo have entered into product purchase agreements with Bar X pursuant to which they have agreed to purchase one-half of Bar X’s 2022 crop at a price based on 200% of the Company’s aggregate cost of production, including allocated overhead, up to a maximum of $300 per untrimmed pound for outdoor flower or $450 per pound for greenhouse flower, which the Company believes is the equivalent of approximately $550 and $825, respectively, per pound for trimmed flower. The Company anticipates that the remainder of its harvests will be sold to third parties, and anticipates that this remaining product will be sold at even higher prices, given the historical sale prices of Green Matter-affiliate cannabis and available spot-market pricing information in the Company’s market area. According to the U.S. Cannabis Spot Index as of the week ending September 17, 2021 provided by CannabisBenchmarks.com, the average wholesale price of outdoor cannabis in the U.S. was approximately $691 per pound and the average spot price for greenhouse grown flower in the US was $1,138 per pound.

2

In addition to the finished flower outputs described above, the Company plans to produce trim from product not sold pursuant to the product purchase agreements that could be used for concentrates or pre-rolls, which could add up to an additional aggregate 20,000 lbs and 50,000 lbs of biomass in 2022 and 2023, respectively.

Liquidity and Capital Resources

The Company had no cash at December 31, 2020, and had approximately $12,827 of cash and cash equivalents as of June 30, 2021. The Company’s primary need for liquidity is to fund working capital requirements of the launch of its business, capital expenditures, debt service, and for general corporate purposes. The Company expects its primary sources of liquidity to be funds generated by cash flow from operations and financing activities. The Company’s ability to fund its operations, to make planned capital expenditures and to repay or refinance indebtedness depends on its future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond its control.

Since December 23, 2020 (inception) through the date hereof, we have funded our operations by financing activities relating to advances from related parties. Cash provided by financing activities relating to advances from related parties for the six month period ended June 30, 2021 was $1,045,867, from loans made by Green Matter and PSG Coastal Holdings LLC, a California limited liability company, a subsidiary of Halo (“PSG”), pursuant to a line of credit agreement (the Line of Credit”) and $234,000 from loans made by Europa Group USA, LLC (“Europa”) pursuant to a promissory note (the “Europa Note”), each of which is a principal stockholder of the Company. In addition, during the three-month period ended September 30, 2021, an aggregate of $154,133 was funded by Green Matter and PSG under the Line of Credit and $66,000 was funded by Europa under the Europa Note.

The advances under the Line of Credit bears an interest at a rate of 8% per annum with a maturity date of December 31, 2023 (the “LOC Maturity Date”). The entire principal indebtedness advanced under the Line of Credit and all interest accrued thereon is due and payable upon the earlier of (i) prepayment of the principle and all interest accrued thereon, (ii) the LOC Maturity Date, (iii) the date on which any event of default occurs, or (iv) upon demand by Green Matter or PSG in the event of a qualified financing pursuant to which the Company receives at least $5,000,000 in gross proceeds.

The Europa Note bears an interest at a rate of 8% per annum with a maturity date of earlier of (i) March 31, 2022 or (ii) the consummation of a qualified financing of $3,000,000 or more, or (iii) a change in control of the Company (the “Europa Maturity Date”). The entire principal indebtedness under the Europa Note and all interest accrued thereon is due and payable on the Europa Maturity Date.

On September 30, 2021, we entered into an additional line of credit agreement with Green Matter and PSG, pursuant to which they each agreed to loan up to $1,300,000 and $1,500,000, respectively, to the Company at an interest rate of 3.5% per month, maturing upon the earlier of the Company receiving gross proceeds of at least $12,350,000 in its Regulation A Offering or the termination of such offering. All advances thereunder, plus accrued and unpaid interest thereon, are repayable (a) in aggregate amount equal to thirty percent (30%) of the gross proceeds of its offering under Regulation A Offering to the extent exceeding $3,000,000, (b) quarterly on the first day of each calendar quarter, and (c) in the order that each advance was made to the Company. As of the date hereof, an aggregate of $325,351 has been advanced under this line of credit agreement. The Company expects that the proceeds of these loans would be sufficient to pay for its state licenses and local permit, certain improvements necessary to begin planning for cultivation operations in 2022 and other operating expenses.

In addition, the Company is conducting a concurrent private offering of 10% convertible promissory notes in accordance with applicable securities laws. These notes bear interest at a rate of 10% per annum, mature on June 30, 2022 and are convertible at the noteholder’s election into shares of common stock at a price of $0.56 per share at maturity or upon a sale or spin-off of a material subsidiary, a change in control or a dividend on the common stock, and automatically convert into shares of common stock at a price of $0.56 per share upon the closing of this offering as of which the Company has received gross proceeds of at least $5,000,000. The Company expects that the proceeds of this private offering, if any, may facilitate funding of operating expenses in addition to any funding from the Regulation A Offering. As of the date hereof, we have not sold any Notes in such offering.

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The Company is also considering additional debt financing and pre-purchase arrangements in order to expeditiously raise the capital necessary to expedite the commencement of its planned 2022 cultivation operations, whether in cash or in kind. The Company currently is unable to predict whether, when or how much, if any, capital the Company may be able to so obtain, and thus when and to what extent we may be able to commence cultivation operations.

 The Company expects that if it raises $25,000,000 in the Regulation A Offering or otherwise by approximately June 30, 2022, the Company would be able to cultivate 30-acres of outdoor canopy in 2022, though it would likely not have sufficient funds to promptly execute on its proposed greenhouse design and construction without additional financing.

The Company expects that if it raises $50,000,000 in the Regulation A Offering or otherwise by approximately June 30, 2022, the Company would be able to cultivate its entire 62-acre outdoor canopy in 2022, and promptly commence the design, construction and operation of at least 5 acres of greenhouses, which it expects would be operational for the 2023 season summer planting.

The Company expects that if it raises $75,000,000 in the Regulation A Offering or otherwise by approximately June 30, 2022, the Company would be able to cultivate its entire 62-acre outdoor canopy in 2022, and promptly commence the design, construction and operation of up to 17 acres of state-of-the-art greenhouses which it expects would be operational for the 2023 season summer planting.

The Company believes that if the proceeds of the Regulation A Offering, together with the concurrent private offering or other financing, exceed approximately $50,000,000, its cash needs for its outdoor cultivation operations likely would be satisfied for at least the next 12 months and that it may not be necessary to raise additional funds to implement the plan of operations except to fund the design, construction and operation of the greenhouses, which we estimate would require an additional approximately $16,600,000 of funding. If such funds are not available, the Company would not expect to be able to satisfy the cash requirements necessary to fully execute its business plan through such period and therefore would likely attempt to raise additional capital the sale of additional securities or defer or cut all or part of the greenhouse or other operations, except to the extent financeable from operating cash flow, if any. The Company cannot assure that it will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to it or at all. The Company is currently incurring operating deficits that are expected to continue at least until the Company’s first harvest.

Future Funding Requirements and Outlook

We have not generated any revenue. We do not know when, or if, we will generate any revenue from product sales. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we continue to develop and expand our operations at the Bar X Farm and add the greenhouses. We expect to incur additional costs associated with operating as a public company. We anticipate that we will need substantial additional funding in connection with our expansion plan, the primary source of which is expected to be the Regulation A Offering.

Based upon our current operating plan, we anticipate raising capital through private placements and/or public offerings in compliance with applicable securities laws to fund our operating expenses, including this offering. Based on our current financial resources, our expected level of operating expenditures and the expected net proceeds of this offering and other currently contemplated securities offerings, other third-party funding, distribution arrangements, and strategic alliances, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. Because of the numerous risks and uncertainties associated with the cultivation of cannabis, including with respect to our planned greenhouse design, construction and operation, we are unable to estimate any future capital outlays and operating expenditures.

To the extent that we raise additional capital through the sale of equity or convertible debt and equity securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us.

4

We have considered the spread of the COVID-19 coronavirus outbreak, which the World Health Organization has declared a “Public Health Emergency of International Concern.” The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the pandemic and its impact on our employees and vendors, and our ability to raise capital, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition is based on our balance sheet, which we have prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of this financial statement requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 3 to our financial statement appearing elsewhere in this Semiannual Report. We believe that the accounting policies are critical for fully understanding and evaluating our financial condition and results of operations.

JOBS Act

Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to companies that are not emerging growth companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of an initial public offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Trend Information

Because the Company has not sold any cannabis, the Company is unable to identify any recent trends in revenue or expenses since the latest financial year. Thus, the Company is unable to identify any known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this offering to not be indicative of future operating results or financial condition.

5

Despite this, the Company believes that the market for its products and services will continue to improve if economic conditions in the United States remain consistent or improve, and if the legal sale of cannabis, both medicinally and recreationally, continues to gain general acceptance. Not specific to the Company, but the trends in the general market appear to favor a growing market outlook, despite the impact by the current spread of the COVID-19 coronavirus, with sales of medical and recreational cannabis increasing year over year as more states legalize various uses of cannabis-related products. As a result, the Company sees a good opportunity for growth in its business operations.

Off-Balance Sheet Arrangements

We did not have any at June 30, 2021, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

Recent Accounting Pronouncements

Any recent accounting pronouncements applicable or material to the Company have been described in the notes to the Company’s financial statements as of December 31, 2020 included elsewhere herein.

We, as an emerging growth company, have elected to take advantage of the benefits of the extended transition period provided for in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards, which allows us to defer adoption of certain accounting standards until those standards would otherwise apply to private companies unless otherwise noted.

Seasonality

Our operations may be materially affected by seasonality for outdoor cultivation operations. The Company is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. The Company intends to limit the effect of seasonality by allocating a portion of its planned cannabis cultivation operations to utilizing greenhouses, which are not expected to be materially affected by seasonality. Our outdoor cannabis production may, however, be adversely affected by weather conditions such as cold or excessively warm temperatures and excess wetness or drought, and are subject to a risk of fire, to the extent that our crops are grown outdoors and not in the controlled environmental conditions of greenhouses. Accordingly, our operating results may vary significantly from quarter to quarter. To date, we have not generated any revenues.

Contingencies

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s balance sheet.

ITEM 2 OTHER INFORMATION

On September 30, 2021, we added Ryan Kunkel (age 38) to our board of directors. Mr. Kunkel is the founder and chief executive officer of Have a Hear Compassion Care, a licensed cannabis business in Washington state. From 2016 to 2020 Mr. Kunkel served as the chief executive officer of Interurban Capital Group Inc.

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ITEM 3 FINANCIAL STATEMENTS

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7

Triangle Canna Corp.

Balance Sheets

June 30, 2021 and December 31, 2020

	Note	June 30, 2021 ($) (unaudited)	December 31, 2020 ($)

Assets

Current
Cash and Cash Equivalents		12,827
Deposits	9	370,485
Other Current Assets	9
Subscription Receivable			100,000
Total Current Assets		383,312	100,000

Fixed
Farm Equipment	11	43,333
Land Improvements	11	200,350
Furniture and Fixtures		5,000
Total Fixed Assets		248,683

Total Assets		631,995

Liabilities

Current
Accounts Payable	7	728,239	10,845
Accrued Compensation Payable	7	256,840
Shareholder Loans	6	1,277,866

Total Liabilities		2,264,946	10,845

Equity

Preferred stock, $0.0001 par value, 50,000,000 shares authorized; none issued and outstanding	3,4		-

Common Stock, $0.0001 par value, 2,250,000,000 shares authorized; 750,000,000 Class A shares authorized, none issued and outstanding; 750,000,000 Class B shares authorized, 116,600 issued and outstanding; 750,000,000 Class C shares authorized, 103,400,000 issued and outstanding	3,4	22,000	22,000

Additional Paid-In Capital		78,000	78,000

Accumulated Deficit		(1,732,951)	(10,845)

Stockholder Deficit		(1,632,951)	(89,155)

Total Liabilities and Shareholder’s Equity		631,995	100,000

See Notes to Unaudited Interim Condensed Consolidated Financial Statements.

8

Triangle Canna Corp

Statement of Comprehensive Income and Loss

Six-Month Period Ended June 30, 2021

June 30, 2021
Revenues:	$-
Cost of Goods Sold:	$160,778
Gross Profit:	$(160,778)

Expenses
General and Administrative	$(1,561,328)

Net Loss Prior to Provision for Income Taxes	$(1,722,106)
Provision for Income Taxes	$-
Net Loss	$(1,722,106)
Other Comprehensive Income	$-
Comprehensive Loss	$(1,722,106)

See Notes to Unaudited Interim Condensed Consolidated Financial Statements

9

Triangle Canna Corp

Statement of Cash Flows

Period Ended June 30, 2021

June 30, 2021
Cash Flows from Operating Activities:
Net Loss	$(1,722,106)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:
Change in Operating Assets and Liabilities:
Deposits	$(370,485)
Accounts Payable	$717,394
Accrued Salaries	$256,840
Net Cash Used in Operating Activities	$(1,117,857)
Cash Flows From Investing Activties
Acquisition of Equipment	$(248,683)
Cash Flows From Financing Activities:
Shareholder Loans	$1,279,867
Paid in Capital	$100,000
Net Cash Provided by Financing Activities	$1,378,867
Net Increase in Cash	$12,367
Cash - As of December 31, 2020	$0
Cash - As of June 30, 2021	$12,867

See Notes to Unaudited Interim Condensed Consolidated Financial Statements

10

Triangle Canna Corp

Statements of Changes in Stockholders’ Equity

Period Ended June 30, 2021

	Class B		Class C		Additional		Total
	Common Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at January 1, 2021	116,600,000	$11,660	103,400,000	$10,340	$78,000	($10,845)	(89,155)

Loss						(1,722,106)	(1,722,106)

Balance at June 30, 2021	116,600,000	11,660	103,400,000	10,340	78,000	(1,732,951)	(1,632,951)

See Notes to Unaudited Interim Condensed Consolidated Financial Statements

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Triangle Canna Corp.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2021

1.	NATURE OF ORGANIZATION

Triangle Canna Corp., a Nevada corporation (the “Company” or “Triangle”), was incorporated on December 23, 2020. Effective February 2021, the Company operates through its wholly-owned subsidiary, Bar X Farms, LLC, a California limited liability company (“Bar X”) which was organized on October 14, 2020. It intends to engage in a large-scale commercial cannabis cultivation business in California, U.S.A. The Company’s principal executive office is located at 8430 Rovana Circle Ste 100, Sacramento, CA 95828.

2.	BASIS OF PRESENTATION

The following is a summary of significant accounting policies used in the preparation of this financial statement.

Basis of Presentation

The accompanying audited financial statement has been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Instructions (b)(3)(D) and (c)(1)(i) of Part F/S of Form 1-A. Statements of comprehensive income, cash flows and changes in stockholders’ equity would be immaterial due to the nominal operations of the Company and Bar X prior to the date of the financial statement. The financial statement of the Company has been prepared on an accrual basis, except for certain financial instruments which are stated at their fair values. The financial statement is presented in United States dollars unless otherwise noted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of this audited financial statement has been included. Such adjustments consist of normal recurring adjustments.

Going Concern

The Company’s audited financial statement is prepared using U.S. GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company is an early-stage company with no operating revenue to date. The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company are dependent upon the ability of the Company to obtain sufficient financing to complete the development of its facilities to operate profitably, which is uncertain. The Company will need to raise additional capital in the near term to fund the development of its facilities and business, its ongoing operations and its business activities. While the Company intends to engage in an offering of its equity securities (see Note 10), there is no assurance that this proposed financing will be successfully consummated. There is also no assurance that other financings will be available on terms acceptable to the Company or at all. The business of commercial cannabis cultivation involves a high degree of risk, and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

As a result of these circumstances, there is substantial doubt as to the Company’s ability to continue as a going concern within one year from the date this financial statement is issued. This financial statement does not include any adjustments for this uncertainty.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements as of June 30, 2021.

Use of Estimates

The preparation of the Company’s financial statement is in conformity with U.S. GAAP, which requires management to makes estimates that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in operations in the period that includes the enactment date. All deferred tax assets and deferred tax liabilities are presented as non-current.

Recent Accounting Provisions

Compensation – stock compensation

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718). This ASU eliminated most of the differences between accounting guidance for share-based compensation granted to nonemployees and the guidance for share-based compensation granted to employees. The ASU supersedes the guidance for nonemployees and expands the scope of the guidance for employees to include both. The Company is currently evaluating the standard to determine the impact of the adoption on the financial statement.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes Topic 840, Leases. Subsequently, the FASB issued additional ASUs which further clarify this guidance. This ASU increases the transparency and comparability of organizations by requiring the capitalization of substantially all leases on the balance sheet and disclosures of key information about leasing arrangements. Under this new guidance, at the lease commencement date, a lessee recognizes a right-of-use asset and lease liability, which is initially measured at the present value of the future lease payments. For income statement purposes, a dual model was retained for lessees, requiring leases to be classified as either operating or finance leases. Under the operating lease model, lease expense is recognized on a straight-line basis over the lease term. Under the finance lease model, interest on the lease liability is recognized separately from amortization of the right-of-use asset. In addition, a new ASU was issued in July 2018, to provide relief to companies from restating the comparative periods. The Company is currently evaluating the standard to determine the impact of the adoption on the financial statement.

4.	SHARE CAPITAL

The Company’s authorized capital stock consists of 2,250,000,000 shares of common stock, $0.0001 par value, comprised of 750,000,000 shares of class A common stock, none of which are issued and outstanding; 750,000,000 shares of class B common stock, of which 116,600,000 shares are issued and outstanding as of the date of issuance of this financial statement; 750,000,000 shares of class C common stock, of which 103,400,000 shares are issued and outstanding as of the date of issuance of this financial statement; and 25,000,000 shares of serial preferred stock, none of which are designated or issued and outstanding. All shares of each class of common stock have equal rights, and all shares of class B and class C common stock are convertible at the option of the holder into shares of class A common stock. As of December 31, 2020, no shares of capital stock were issued and outstanding.

In February 2021, pursuant to an exchange and contribution agreement (the “Exchange and Contribution Agreement”), the Company acquired all of the equity interests in Bar X from the four founders thereof in exchange for the issuance of 33,000,000 shares of common stock (the “Common Stock”) of the Company. As of March 24, 2021, the Company effectuated a 6.66666666667:1 stock dividend, as a result of which the Company has 220,000,000 shares of common stock issued and outstanding. See Note 5.

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Subscription receivable represents the amount payable for the membership interests in Bar X, which membership interests were exchanged for the outstanding shares of the Company on February 5, 2021, after the date of the financial statement. These funds were received by Bar X prior to the date of the financial statement.

The Company has adopted a 2021 Equity Incentive Plan and has reserved 36,666,666 shares of common stock for issuance thereunder. As of the date of this financial statement, options to purchase an aggregate of 30,466,666 shares of common stock have been granted under the plan, 29,333,338 of which become exercisable in twelve equal quarterly installments over a three-year period commencing on the date of grant at an exercise price of $.01 per share.

Proceeds from the issuance of common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and warrants are recognized as a deduction from equity, net of any tax effects.

5.	REVERSE RECAPITALIZATION

The Company recognized the transactions pursuant to the Exchange and Contribution Agreement as a reverse recapitalization. In accordance with ASC 805, Business Combinations, Bar X was considered the accounting acquiror for accounting purposes, and the Company accounted for the transaction as a reverse recapitalization because (1) Bar X’s former members received all of the voting rights in the combined entity, (2) Bar X’s senior management represented all of the senior management of the combined entity and (3) immediately prior to the transaction, the Company had nominal operations and assets. Consequently, the assets and liabilities that are reflected in the Company’s balance sheet are those of Bar X and have been recorded at the historical cost basis of Bar X with a recapitalization adjustment to report the issued equity of the Company as of the date of issuance of this financial statement. No goodwill or other intangible assets have been recorded because immediately prior to, and at the time of the reverse recapitalization, the Company, the accounting acquiree, had nominal assets and nominal operations, with limited organizational and legal expenses. The liabilities of the Company as of December 31, 2020 of approximately $8,400 have not been included in the accompanying balance sheet.

6.	SHAREHOLDER LOANS

Since inception, the Company has funded its operations by financing activities relating to advances from related parties. In addition to equity capital, the Company’s two principal stockholders have agreed to loan up to $1,200,000 to the Company and Bar X pursuant to a line of credit agreement (the “Credit Agreement”), and Europa Group USA, LLC (“Europa”) has agreed to loan up to $300,000 to the Company and Bar X pursuant to a promissory note (the “Europa Note”). The $1,200,000 advance under the line of credit bears an interest at a rate of 8% per annum with a maturity date of December 31, 2023. The entire principal indebtedness advanced under the line of credit and all interest accrued thereon is due and payable upon the earlier of (i) prepayment of the principal and all interest accrued thereon, (ii) the maturity date, (iii) the date on which any event of default occurs, or (iv) upon demand by the lenders in the event of a qualified financing pursuant to which the Company receives at least $5,000,000 in gross proceeds. The Europa note bears an interest at a rate of 8% per annum with a maturity date of the earlier of (i) March 31, 2022 or (ii) the consummation of a qualified financing of $3,000,000 or more, or (iii) a change in control of the Company. As of June 30, 2021, an aggregate of $1,279,867 was advanced under these loans and note. As of September 30, 2021, both the Credit Agreement and the Europa Note have been fully funded.

On September 30, 2021, we entered into an additional line of credit agreement with Green Matter and PSG, pursuant to which they each agreed to loan up to $1,300,000 and $1,500,000, respectively, to the Company at an interest rate of 3.5% per month, maturing upon the earlier of the Company receiving gross proceeds of at least $12,350,000 in its Regulation A Offering or the termination of such offering. All advances thereunder, plus accrued and unpaid interest thereon, are repayable (a) in aggregate amount equal to thirty percent (30%) of the gross proceeds of its offering under Regulation A Offering to the extent exceeding $3,000,000, (b) quarterly on the first day of each calendar quarter, and (c) in the order that each advance was made to the Company. As of the date hereof, an aggregate of $325,351 has been advanced under this line of credit agreement. The Company expects that the proceeds of these loans would be sufficient to pay for its state licenses and local permit, certain improvements necessary to begin planning for cultivation operations in 2022 and other operating expenses.

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7.	TRADE PAYABLES AND ACCRUED LIABILITIES

As of June 30, 2021, the Company’s trade payables and accrued liabilities corresponds to amounts payable to vendors, including interest and withholding tax, in an amount equal to $717,894.90, plus an additional amount of $256,840 in accrued compensation due to employees of and consultants to the Company.

8.	COMMITMENTS AND CONTINGENCIES

Management Employment Agreements

In March 2021, the Company entered into employment agreements with (i) Jedediah Morris, our Chief Executive Officer, (ii) Josiah Spohn, our Chief Agriculture Officer, (iii) James Dirkmaat, our Chief Operating Officer and Secretary, and (iv), Jacob Perry, our Chief Financial Officer. These employment agreements provide for annual salaries of $220,000, $200,000, $120,000 and $275,000, respectively. The agreements with Messrs Morris and Spohn have an initial term of 5 years, with up to two additional one-year renewal terms. The agreement with Mr. Dirkmaat has a 2-year initial term with no renewal option. The agreement with Mr. Perry also provides for bonuses of up to $100,000 at the discretion of the board of directors. Each of these agreements provides for certain severance and benefits upon termination, and also includes customary restrictive covenants, subject to no restrictions on other cannabis activities, including his ownership in and management of certain principal stockholders of the Company. The agreement with Mr. Morris and Mr. Spohn also provides for an increase in their salaries to $495,000 and $390,000, respectively, upon the Company generating gross profits of $500,000 or more in any three (3) consecutive calendar months, and (ii) by five percent (5%) per annum on the first day of each fiscal year, commencing as of January 1, 2022.

License and Supply Agreement

In March 2021, Bar X entered into an 18-month license and supply agreement with an affiliate of a principal stockholder pursuant to which Bar X licenses rights to strains, genetics, trademarks, know-how, trade secrets and other intellectual property relating to its business and purchases clones for use in connection with the cultivation operation. The Company believes that the license and supply agreement is on terms no less favorable to Bar X than what would be available from an unaffiliated third party.

Product Purchase Agreements

In March 2021, Bar X entered into 2-year product purchase agreements with subsidiaries or affiliates of each of its two principal stockholders, pursuant to which the purchaser will purchase a minimum of twenty-five percent (25%) of all cannabis grown by Bar X during the 2021 and 2022 growing seasons at a per pound of flower equal to Bar X’s cost of production plus 100%, up to a maximum of $300 per untrimmed pound of outdoor flower or $450 per pound for greenhouse flower, which the Company believes is the equivalent of approximately $550 and $825, respectively, per pound for trimmed flower. While the consistent revenues expected to be provided by the commitments under the product purchase agreements are intended to contribute stable cash flow to the Company, the pricing and gross margins thereunder may be less favorable to the Company than that available from unaffiliated third parties, which could adversely impact the Company’s results of operations.

Lease

Pursuant to a commercial lease entered into in February 2021, Bar X leases its farm from an affiliate which is owned equally by the Company’s two principal stockholders, for a term of five (5) years (“Initial Lease Term”) renewable at the option of Bar X for three (3) additional terms of five (5) years each (singularly, a "Renewal Lease Term" and collectively, the "Renewal Lease Terms"). The owner has spent an aggregate of approximately $740,000 on improvements to the Bar X Farm. The Company is not required to reimburse the owner for these expenses. Pursuant to the Lease, Bar X pays the following base rent, subject to abated rent during the first, second and third calendar months of the Initial Lease Term (“Base Rent”):

●	As of February 10, 2021, the Base Rent is fifty-five thousand US dollars ($55,000.00) per month.

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●	On the first (1st) day following six (6) full calendar months after the issuance of Bar X’s local early activation permit, Base Rent increases to two hundred ten thousand US dollars ($210,000.00) per month.

●	On the first (1st) day following six (6) full calendar months after the issuance of the one hundred fiftieth (150th) State license by the California Department of Food and Agriculture for the 80 acres of the farm designated for cultivation (the “State License Target”), Base Rent increases to two hundred eighty thousand US dollars ($280,000.00) per month.

●	Thereafter, the Base Rent increases at a rate of eight percent (8%) annually.

In addition to the Base Rent, Bar X is obligated to pay a success fee in the amount of five million US dollars ($5,000,000.00) (“Success Fee”) no later than the second (2nd) anniversary of the State License Target. Under the Lease, Bar X is also obligated to pay a similar success fee during each Renewal Lease Term. The Company believes that the terms of the Lease are no less favorable to Bar X than what would be available from an unaffiliated third party.

As of June 30, 2021, the Company owed $165,000, and as of September 30, 2021 owes $330,000, in delinquent rent payments.

Contingencies

While cannabis products are legal under the laws of several U.S. States (with differing restrictions), including California, the United States Federal Controlled Substances Act classifies all “marihuana” as a Schedule I drug, whether for medical or recreational use. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for use under medical supervision, and is illegal.

Cannabis operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. The Company’s operations may require licenses and permits from various governmental authorities in the state and localities in which it plans to operate. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out growth and development of its projects. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable environmental laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

9.	RELATED PARTY TRANSACTIONS

The Company believes that the terms of all transactions with related parties, other than the product purchase agreements with subsidiaries or affiliates of the Company’s two principal stockholders, are on terms no less favorable than what would be available from an unaffiliated third party.

See Notes 3, 4, 5, 6, and 8 above.

10.	DEPOSITS

During the six-month period ending June 30, 2021 the company placed deposits on soil and smart pots for the upcoming grow cycle in the amounts of $160,500 and $62,996.

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11.	PROPERTY PLANT AND EQUIPMENT

Cost	Farm Equipment	Office Equipment	Containers and Dry Space	Road Construction
As of December 31, 2020	-	-	-	-
Asset Acquisitions	$43,333	$5,000	$140,000	$60,350
Cost as of June 30, 2021	$43,333	$5,000	$140,000	$60,350

12.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 30, 2021, the date when this financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure, except as noted below and in Note 6.

The Company intends to offer and sell up to 100,000,000 shares of common stock for aggregate gross proceeds up to $75,000,000 in connection with an offering under Regulation A under the Securities Act of 1933, as amended.

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ITEM 4 - EXHIBITS

Index to Exhibits.

2.1	Amended and Restated Articles of Incorporation of the Issuer*
2.2	By-laws of Issuer*
2.3	Amendment No. 1 to Bylaws*
4.1	Form of Subscription Agreement*
6.1	License and Supply Agreement with Humboldt Standard*
6.2	Amended and Restated Product Purchase Agreement with Mendo*
6.3	Amended and Restated Product Purchase Agreement with Capital City*
6.4	Stockholders Agreement*
6.5	Amendment No. 1 to Stockholders Agreement*
6.5	Employment Agreement with Jedediah Morris*
6.6	Employment Agreement with Josiah Spohn*
6.7	Employment Agreement with James Dirkmaat*
6.8	Employment Agreement with Jacob Perry*
6.9	Commercial Lease with LCNH*
6.10	Line of Credit Agreement with PSG and Green Matter*
6.11	Promissory Note issued to PSG*
6.12	Promissory Note issued to Green Matter*
6.13	Promissory Note issued to Europa*
6.14	Form of Director Indemnification Agreement*
6.15	2021 Equity Incentive Plan*
6.16	Form of Award Agreement under 2021 Equity Incentive Plan*
6.17	Transfer Agent and Registrar Services Agreement with VStock Transfer, LLC*
6.18	Technology Services Agreement with Prime Trust, LLC*
6.19	Line of Credit Agreement with PSG and Green Matter
6.20	Promissory Note issued to PSG
6.21	Promissory Note issued to Green Matter
6.22	Amendment No. 2 to Stockholders Agreement
8.1	Form of Escrow Agreement with Prime Trust, LLC*
15.1	List of Subsidiaries*

*	Incorporated by reference to the issuers offering statement on Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANGLE CANNA CORP.

By:	/s/ Jedediah Morris
Jedediah Morris
Chief Executive Officer/Principal Executive Officer September 30, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf by the issuer and in the capacities and on the dates indicated.

By:	/s/ Jacob Perry
Jacob Perry
Chief Financial Officer/Principal Financial and Accounting Officer September 30, 2021

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